On DST Systems, Inc. letterhead

August 31, 2007

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Room 4561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DST Systems, Inc
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 1-14036

Dear Ms. Collins:

DST Systems, Inc. (“DST” or the “Company”) is hereby amending its letter dated July 13, 2007 to provide additional information regarding its response to the SEC Staff’s Comment 6, related to the above-referenced report.

In connection with this response, DST acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have included the portion of Comment 6 to which this amendment responds and the portion of our original response provided in the letter dated July 13, 2007 that we are now amending.  Page number references are to the pages of the Form 10-K for the year ended December 31, 2006.

Note 3.  Significant Transactions

Asurion Corporation, page 95

Comment 6.  We note your response to prior comment 5.  With regards to such information, please provide the following:

•                  We note that $19 million of the deferred gain will not be amortized unless there is a triggering event.  Tell us what impact, if any, the transaction with a private equity firm as disclosed in your May 26, 2007 Form 8-K will have on this portion of the deferred gain.  Also, tell us if this transaction will have any impact on the amortization period for the $12.5 million deferred gain.

Original Response dated July 13, 2007:

It should also be noted that at the time that the announcement was made, there were several significant hurdles (regulatory approval under the Hart Scott Rodino Act, regulatory approval due to the insurance aspects of Asurion’s business from various states, placement of debt by the private equity firms and other pre-closing conditions) to be cleared before the transaction could close.  Ultimately, those conditions were met and the transaction officially closed on July 3, 2007.  Because the transaction only recently closed, DST has not yet recorded an entry in its accounting records related to this transaction.  We have researched and concluded that the deferred gain will be used in the determination of the gain on sale of Asurion.  This treatment is consistent with our understanding that Asurion will utilize for the transaction full purchase accounting as opposed to partial carry over basis.  It should be noted that DST’s investment in Asurion has changed as a result of this transaction from an investment accounted for on an equity basis to an investment accounted for on a cost basis.

Amended Response:

DST notes that in our response to Comment 6 in our letter dated July 13, 2007, we indicated that fair value accounting would be utilized to value the investment resulting from the July 3, 2007 Asurion transaction.  This viewpoint was based on the Company’s initial review of the transaction.  Specifically, our view at that time was that EITF 01-2 “Interpretations of APB Opinion No. 29” would be applicable as the form of the transaction involved the exchange of nonmonetary assets (i.e., shares of OLDCO for shares of NEWCO) and the receipt of cash.  However, as the Company worked to finalize the accounting for the transaction during the third quarter, we determined that EITF 01-2 was not applicable since the Company determined that, substantively, no exchange took place as a result of this transaction.  That is, DST has an investment, post transaction, in the same underlying assets and business that existed before the transaction.

We have now concluded that the accounting for the sale of a portion of our equity interest should be based on APB 18 “The Equity Method of Accounting for Investments in Common Stock.”  Our equity interest in the Asurion business decreased from 37% to approximately 6%.  As a result, we no longer will have the ability to significantly influence the financial or operating decisions of the Asurion business.  In instances such as ours, paragraph 19(l) of APB 18 states that we should discontinue equity method accounting for our investment in the Asurion business and prospectively account for the carryover investment basis using the cost method.

The deferred gain associated with our investment in Asurion is included in our investment basis.  The sale of a portion of our equity interests will result in a recognized pretax gain of approximately $998.3 million, which represents the difference between the cash proceeds received and the pro-rata reduction of our investment basis.  The remaining $3.1 million of the investment basis, which includes the residual deferred gain, will continue to be deferred until liquidation or sale of the remaining cost method investment.

We appreciate the opportunity to provide this amended response.  If you have any questions or would like to discuss this amended response, please call me at (816) 435-6535.

Very truly yours,

/s/ Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer

cc:	Mr. Randall D. Young, Esq.
Mr. Gregg Wm. Givens
Mr. John F. Marvin, Esq.
Mr. Marc A. Salle, Esq.